UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO § 240.13d-2(a)

SOUTHPEAK INTERACTIVE CORPORATION

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

844649103

(CUSIP Number)

Silvia Kaiser Block

Intermezzo Establishment

Landstrasse 114

9495 Triesen

Principality of Liechtenstein

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	Names of Reporting Persons Intermezzo Establishment

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Liechtenstein

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,000,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 5,000,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 9.1%(1)

14	Type of Reporting Person (See Instructions) CO

(1)               Based on 55,106,600 shares of Common Stock of the Issuer outstanding, which equals 45,106,600 shares outstanding as of December 31, 2009 (as reported in the Issuer’s Quarterly Report on Form 10-Q, filed on February 16, 2010) plus 10,000,000 shares of Common Stock issued in connection with the transaction described in Item 4 below.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of SouthPeak Interactive Corporation, a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive office is 2900 Polo Parkway, Midlothian, Virginia 23113.

Item 2.	Identity and Background

(a)                                  This Schedule 13D is filed by Intermezzo Establishment (“Intermezzo”), a Liechtenstein corporation.

Silvia Kaiser Block is the managing director of Intermezzo, and she holds the sole power and authority to vote and dispose of the shares of Common Stock held by Intermezzo.

(b)                                 The business address of Intermezzo and Silvia Kaiser Block is Landstrasse 114, 9495 Triefen, Liechtenstein.

(c)                                  The principal business of Intermezzo is the investment of capital.  The principal occupation of Silvia Kaiser Block is to act as the managing director of Intermezzo.

(d)                                 During the last five years, neither Intermezzo nor Silvia Kaiser Block has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, neither Intermezzo nor Silvia Kaiser Block was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                    Intermezzo is a Liechtenstein corporation.  Silvia Kaiser Block is a citizen of Liechtenstein.

Item 3.	Source and Amount of Funds or Other Consideration

Intermezzo received 5,000,000 shares of Common Stock of the Issuer as partial consideration for shares of stock of IRP (as defined in Item 4) sold by Intermezzo to the Issuer.  The transaction is more fully described in Item 4 below.

Item 4.	Purpose of Transaction

On March 31, 2010, SouthPeak Interactive Corporation, a Delaware corporation (the “Issuer”) entered into a Purchase Agreement with Intermezzo and Paragon Investment Fund (“Paragon”), an investment fund organized under the laws of the Cayman Islands, pursuant to which, the Issuer acquired:

•                  all of the outstanding shares of stock of IRP GmbH (“IRP”), a corporation organized under the laws of Switzerland; and

•                  a commitment from Paragon and Intermezzo to assign to the Issuer, at its request, any videogame distribution or development contracts and intellectual property rights related to videogames obtained from CDV Software Entertainment AG, a corporation organized under the laws of Germany, and its affiliates that revert to Paragon, Intermezzo or any of their respective affiliates.

IRP’s sole asset is a videogame development contract.

As a condition of any assignment of videogame distribution or development contracts or intellectual property rights, the Issuer shall reimburse any development funds which Paragon or Intermezzo advanced and assume responsibility for meeting future obligations associated with any related videogames.

The Issuer purchased the shares of IRP and the commitment for future assignments from Intermezzo and Paragon in exchange for an aggregate of 10,000,000 shares of Common Stock (each of Intermezzo and Paragon received 5,000,000 shares of Common Stock), $1,200,000 in cash paid over the next eight months and payment of 10% of the net receipts from sales of the IRP videogame. In addition, the Issuer granted Intermezzo and Paragon certain customary piggyback registration rights with respect to the shares of Common Stock issued to them.

Item 5.	Interest in Securities of the Issuer

(a)                                  As of the date hereof, Intermezzo is the direct beneficial owner of 5,000,000 shares of Common Stock of the Issuer, all of which were distributed to Intermezzo in connection with the transaction described in Item 4.  In his capacity as the managing director of Intermezzo, Silvia Kaiser Block may be deemed to be the indirect beneficial owner of all of the 5,000,000 shares of Common Stock beneficially owned directly by Intermezzo.

The 5,000,000 shares of Common Stock of the Issuer beneficially owned directly by Intermezzo, and that may be deemed beneficially owned indirectly by Silvia Kaiser Block, represent approximately 9.1% of the shares of outstanding Common Stock of the Issuer based on 55,106,600 shares of Common Stock outstanding, which equals 45,106,600 shares outstanding as of December 31, 2009 (as reported in the Issuer’s Quarterly Report on Form 10-Q, filed on February 16, 2010) plus 10,000,000 shares of Common Stock issued in connection with the transaction described in Item 4 above.

(b)                                 Intermezzo holds the sole power to vote and dispose of the 5,000,000 shares of Common Stock of the Issuer beneficially owned directly by Intermezzo; and, Silvia Kaiser Block as the managing director of Intermezzo holds the sole power and authority to vote and dispose of the 5,000,000 shares of Common Stock of the Issuer beneficially owned directly by Intermezzo.

(c)                                  Other than the transactions described in Item 4 above and Item 6 below, neither Intermezzo nor Silvia Kaiser Block has effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d)                                 Except as specifically set forth in this Item 5, to the knowledge of Intermezzo and Silvia Kaiser Block, no person other than Intermezzo and Silvia Kaiser Block has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of, the Issuer that are beneficially owned directly, or deemed beneficially owned indirectly, by Intermezzo and Silvia Kaiser Block.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among Intermezzo and any other person with respect to the securities of the Issuer.

See the description of the transaction described in Item 4 above, which is hereby incorporated by reference into this Item 6 of this Schedule 13D.

Item 7.	Material to be Filed as Exhibits
None

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2010	INTERMEZZO ESTABLISHMENT

	By:	/s/ Silvia Kaiser Block
	Name:	Silvia Kaiser Block
	Title:	Managing Director